June 17, 2025

Mark P. Sealy
Manager
Sealy Industrial Partners IV, LP
333 Texas Street, Suite 1050
Shreveport, LA 71101

        Re: Sealy Industrial Partners IV, LP
            Registration Statement on Form 10
            Filed April 21, 2025
            File No. 000-56738
Dear Mark P. Sealy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Lauren B. Prevost, Esq.